FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

June 19, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 19, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has signed a binding letter of intent with Hidefield Gold Plc of London, England and its partner, Mines Trust Ltd. of Alaska, to earn up to an 80% interest in the South Estelle project, located in southwest Alaska.

Item 5.	Full Description of Material Change

The Issuer has signed a binding letter of intent, dated June 15, 2007 (“LOI”), with Hidefield Gold Plc. of London, England (AIM: HIF) and its partner, Mines Trust Ltd. (a private Alaskan company) pursuant to which ITH can earn up to a 80% interest in the South Estelle project, located in southwest Alaska.  The Issuer believes that the South Estelle project offers significant new discovery potential for a major gold deposit in this highly prospective porphyry/epithermal belt of Alaska.  Hidefield and its Alaskan affiliate, headed by renowned global explorers John Prochnau and Phil St. George, have provided the Company with an excellent conceptual and field data foundation for the advancement of this exciting project toward a major new gold discovery.

Project Summary

The South Estelle project is a high-grade gold system consisting of 168 Alaska State mining claims located 30 kilometres east of the Company’s Terra project, another high-grade gold discovery that entered the resource development drill phase this year.  High-grade gold veins on the South Estelle project are hosted by alkaline intrusives that are similar in age to those hosting Kennecott Exploration Company’s Whistler copper-gold project 15 kilometres to the northeast (see map below).  This group of mineralized alkaline intrusives represents a very important group of gold and copper-gold ore deposits which include Bingham Canyon, Porgera and Grasberg.  Previous work by Hidefield at South Estelle has identified a number of high-grade gold vein systems with 10% of the rock samples collected to date exceeding 10 g/t gold (total of 333 samples ranging from <.005 to 113 g/t gold).  These vein systems and their relationship to the host intrusion will be the focus of the Issuer’s 2007 program as well as assessing the overall potential of the area.  The foregoing information with respect to the results of previous work on the South Estelle property has been obtained from Hidefield and has not been independently verified by the Issuer.

ITH/Hidefield/Mines Trust LOI

Under the ITH/Hidefield/Mines Trust LOI the Issuer can earn up to an aggregate 80% interest in the project as follows:

      ITH can earn an initial 51% interest by making payments of USD 42,000 upon TSX Venture Exchange (“TSXV”) acceptance of the transaction on behalf of ITH and an additional USD 50,000 on or before January 8, 2008, and incurring aggregate exploration expenditures of USD 2,000,000 prior to December 31, 2009 (USD 75,000 on or before December 31, 2007, which ITH has committed to incur).
      ITH can earn an additional 19% interest (aggregate of 70%) by incurring an additional USD 3,000,000 in exploration expenditures before December 31, 2011.
      ITH can earn an additional 10% interest (aggregate of 80%) by funding all expenditures required to prepare and deliver a positive bankable feasibility study.  There is no time limit for the delivery of such feasibility study.

At any time after the Issuer earns its initial 51% interest, Hidefield/Mines Trust can convert their interest into a 1.5% net smelter return royalty.  Following the Issuer having earned its interest, if Hidefield/Mines Trust do not elect to convert to an NSR, the parties will enter into a joint venture, in which each will be responsible for its pro rata share of further expenditures.  If the interest of either the Issuer or Hidefield/Mines Trust in such joint venture is reduced to 10% or less, such interest will be converted to a 1.5% NSR royalty.

The agreement with Hidefield/Mines Trust is subject to the acceptance for filing thereof by the TSXV on behalf of the Issuer.

Map showing the Hidefield Gold South Estelle Claims relative to the

Cretaceous Mt Estelle Batholith and the Kennecott Whistler Project claims.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius, MSc (CPG 11044), a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information with respect to the South Estelle project that has been provided by Hidefield and is contained in this material change report.  Mr. Pontius is the President and CEO of the Issuer.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the Issuer’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

June 20, 2007